                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

      For the years ended December 31, 1999, 1998 and 1997

      OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

                         Commission file number 1-12792

     A. Full title of the plan and address of the plan, if different from that of issuer named below:

                             Summit Properties Inc.
                 1996 Non-Qualified Employee Stock Purchase Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Summit Properties Inc.
                             212 South Tryon Street
                                    Suite 500
                         Charlotte, North Carolina 28281



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                                                                           PAGE
ITEMS 1. AND 2.  FINANCIAL STATEMENTS                                      ----

Independent Auditors' Report                                                 3

Statements of Financial Condition as of December 31, 1999 and 1998           4

Statements of Changes in Plan Equity for the years ended
   December 31, 1999, 1998 and 1997                                          5

Notes to Financial Statements                                                6

Independent Auditors' Consent                                                8


     Schedules I, II and III have been omitted because the information is given in the financial statements or notes thereto or is not required.



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INDEPENDENT AUDITORS' REPORT


Compensation Committee of the Board of Directors
Summit Properties Inc.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of the Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1999 and 1998, and the Plan's changes in plan equity for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP

Charlotte, North Carolina
March 24, 2000



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

SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE
    STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

                                                     December 31,
                                             ----------------------------
                                                1999              1998
                                             ----------        ----------
ASSETS:
    Receivable from Summit Properties Inc.:
      Participant contributions              $  523,504        $  963,764
      Employer contributions                     92,383           170,076
                                             ----------        ----------
PLAN EQUITY                                  $  615,887        $1,133,840
                                             ==========        ==========

See notes to financial statements.


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

SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE
    STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY


                                                                                Years Ended December 31,
                                                                     ------------------------------------------
                                                                        1999            1998            1997
                                                                     ----------      ----------      ----------
PLAN EQUITY AT THE BEGINNING OF THE YEAR                             $1,133,840      $  391,339      $  907,659

ADDITIONS:
    Participant contributions                                         1,645,273       1,720,568         686,306
    Employer contributions                                              481,607         303,630         130,375
                                                                     ----------      ----------      ----------
      Total additions                                                 2,126,880       2,024,198         816,681

DEDUCTIONS:
    Purchases and distributions of common stock to participants       2,644,833       1,281,697       1,333,001
                                                                     ----------      ----------      ----------
PLAN EQUITY AT THE END OF THE YEAR                                   $  615,887      $1,133,840      $  391,339
                                                                     ==========      ==========      ==========

See notes to financial statements.


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

SUMMIT PROPERTIES INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1.  THE PLAN

    The Summit Properties Inc. (the "Company") 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") was adopted by the Company's Board of Directors on September 18, 1995 and became effective on January 1, 1996. The Plan is a non-qualified voluntary contribution plan designed to enable eligible employees and directors (the "participants") of the Company to purchase common stock in the Company at a discount. From 1996 through 1999, the Plan allowed each participant to purchase up to $100,000 per year (with certain executive officers limited to $25,000) of the Company's common stock. In December 1999, the Plan was amended to decrease the maximum annual purchase amount by a participant from $100,000 to $25,000. The Plan is administered by the Company (referred to herein as the "Plan Administrator") which has delegated certain administrative responsibilities to the Compensation Committee of the Board of Directors of the Company. The Plan provides for a series of six month purchase periods ("purchase period"). A purchase period is a period of six months beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. The price of the shares of the common stock purchased is the lesser of 85 percent of the closing price of such shares either on (a) the first day of each purchase period, or (b) the last day of each purchase period.

    The Company has reserved 500,000 shares of common stock for participants under the Plan.

    Participant Contributions - Full time employees who have completed one month of service with the Company are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Plan Administrator.

    Employer Contributions - Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

    Distributions - The Company's Transfer Agent and Registrar issues shares of common stock upon receipt of participant and Company contributions. The Transfer Agent and Registrar then prepares stock certificates, which are registered in the participants' names, and holds such certificates on behalf of the participants or issues stock certificates to the participants upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the participants.

    Withdrawals - A participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the Plan Administrator on or before the last day of such purchase period.

    Plan Termination - The Board of Directors of the Company may terminate this Plan and any purchase period at any time (together with any related contribution elections) or may terminate any purchase period (together with any related contribution elections) at any time, provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.


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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

    Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Administrative Expenses - All administrative expenses of the Plan are paid by the Company.

    Distributions - Distributions are recorded when common stock has been distributed to participants.

3.  INTERNAL REVENUE SERVICE STATUS

    The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

4.  DISTRIBUTIONS

    A summary of stock purchased and distributed on July 1, 1999, January 4, 1999, July 1, 1998, January 2, 1998, July 1, 1997 and January 2, 1997, for
    the six month purchase periods ended June 30, 1999, December 31, 1998, June 30, 1998, December 31, 1997, June 30, 1997 and December 31, 1996,
    respectively, is as follows:

                                        July 1,       January 4,        July 1,       January 2,        July 1,       January 2,
                                         1999            1999            1998            1998            1997            1997
                                      ----------      ----------      ----------      ----------      ----------      ----------
Participant contributions             $1,121,769      $  963,764      $  756,804      $  324,765      $  361,541      $  692,160
Employer contributions                   389,224         170,076         133,554          66,574          63,801         215,499
                                      ----------      ----------      ----------      ----------      ----------      ----------
Market value of stock                 $1,510,993      $1,133,840      $  890,358      $  391,339      $  425,342      $  907,659
                                      ==========      ==========      ==========      ==========      ==========      ==========

Market value of stock purchased
  and distributed per share           $    19.75      $    17.25      $    18.94      $    21.13      $    20.63      $    21.88
                                      ==========      ==========      ==========      ==========      ==========      ==========

Shares purchased and distributed          76,506          65,730          47,016          18,525          20,623          41,493
                                      ==========      ==========      ==========      ==========      ==========      ==========

5.  SUBSEQUENT EVENT

    On January 3, 2000, an additional 34,455 shares of common stock with a market value of approximately $616,000 were purchased and distributed for the purchase period ended December 31, 1999.


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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference of our report dated March 24, 2000 on our audits of the financial statements of the Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in the Form 11-K for the year ended December 31, 1999 in Registration Statements Nos. 333-24669, 33-93540, 333-93923, 333-51623 and 333-83781 on Form S-3, and
Registration Statements Nos. 33-88202, 333-78 and 333-79897 on Form S-8 of Summit Properties Inc.




DELOITTE & TOUCHE LLP
Charlotte, North Carolina

March 27, 2000


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Properties Inc., the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                            SUMMIT PROPERTIES INC.
                            1996 NON-QUALIFIED EMPLOYEE
                            STOCK PURCHASE PLAN

                            By:  Summit Properties Inc., the
                                 Administrator

Date:  March 28, 2000       /S/ MICHAEL L. SCHWARZ
                            ----------------------------------------------------
                            Executive Vice President and Chief Financial Officer




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